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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Sam,

One of the most exciting parts about investing in art is seeing those wild stories of how someone bought a painting by a relatively unknown artist, then sold it years later for millions in profit. For the elite artists, it's more common than you might think!

Our new artist, Peter Doig, has seen that happen a lot with the 36 paintings that have come back to auction.

Here are some of the top sales:

		BOUGHT FOR:	SOLD FOR:
1.		*Swamped (1990)* **$455K** FEB 2002	*Swamped (1990)* **$39.9M** NOV 2021
2.		*Bob's House (1994)* **$36.8K** NOV 1999	*Bob's House (1994)* **$1.6M** FEB 2010
3.		*Architect's Home... (1991)* **$445K** JUNE 2002	*Architect's Home... (1991)* **$16.3M** FEB 2016

Of course, not all of Doig's works have gone up. In the midst of the '08 recession, a few paintings sold for less than the original price. A few examples include: $191k to $104k ('07-'09), $648k to $233k ('08 to '11) and $14.5M to $9.6M ('14 to '22).

That's why it's important to monitor trends in artists' markets. We believe that Doig has seen some important recent developments, including two major museum shows in London and Paris last year and a unique collaboration with mega-gallery Gagosian this year, which may contribute to increased demand long-term.

Invest in our offering here, or view the offering circular below.

P.S. Doig designed an entire line for luxury designer Dior a few years ago—and we got our hands on a silver bracelet he made. Check out Doig's offering and you'll be automatically entered to win.


GIVEAWAY
DIOR

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281